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FEB 26 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/12__ AND ENDING __12/31/12__

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Key West Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 E. Valley Blvd, Unit 201
(No. and Street)

Alhambra	CA	91801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yvonne Yiu   951-833-8185

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA

(Name – if individual. state last, first, middle name)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

i



OATH OR AFFIRMATION

I, _____Yvonne Yiu_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Key West Investments, LLC_____, as of _____December 31_____, 20 _12_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AARON LIN LI
COMM. #1905257
Notary Public - California
Alameda County
My Comm. Expires Sep. 24, 2014

Key West Investments, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2012
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2012

KEY WEST INVESTMENTS, LLC
December 31, 2012

Contents

United States Securities and Exchange Commission's

Financial Statements

Supplementary Information

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 20, 2013

Board of Directors
Key West Investments, LLC
33 E. Valley Blvd Suite 201
Alhambra , CA 91801

I have audited the accompanying balance sheet of Key West Investments, LLC, as of December 31, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Key West Investments, LLC as of December 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

1

Key West Investments, LLC
BALANCE SHEET
As of December 31, 2012

ASSETS

CURRENT ASSETS

Cash In Bank	$	22,643.32
Cash in Bank		119,082.00
Investments		32,404.98
Accounts Receivable		10,677.22
Total Current Assets		184,807.52

PROPERTY AND EQUIPMENT

Equipment		7,529.22
Less: Accumulated Depreciation		(3,095.00)
Net Property and Equipment		4,434.22
TOTAL ASSETS	$	189,241.74

The footnotes are an integral part of the financial statements.

2

Key West Investments, LLC
BALANCE SHEET
As of December 31, 2012

12 Months Ended

CURRENT LIABILITIES

Accounts Payable	$	2,582.80
Accrued Liabilities		3,438.70
Accrued Payroll		1,907.93
Total Current Liabilities		7,929.43

LONG-TERM LIABILITIES

Other		2,020.00
Total Long-Term Liabilities		2,020.00
Total Liabilities		9,949.43

PARTNERS' EQUITY

Partners' Equity		179,292.31
Total Partners' Equity		179,292.31
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	189,241.74

Key West Investments, LLC
STATEMENT OF INCOME

**12 Months Ended
December 31, 2012**

Revenues

Commissions Earned	$	51,506.85
Other Income		30,026.62
Interest Income		3.84
Unrealized Income		(1,303.87)
Program Fees		55,441.45
Total Revenues		**135,674.89**

Operating Expenses

Employee compensation and ben	119,698.28
Floor brokerage, exchange, and c	7,593.79
Occpancy	31,284.80
Other expenses	81,468.44
Total Operating Expenses	**240,045.31**

Operating Income (Loss)	**(104,370.42)**

Net Income (Loss)	**$**	**(104,370.42)**

The footnotes are an integral part of the financial statements.

4

Key West Investments, LLC
STATEMENT OF PARTNERS' EQUITY

	12 Months Ended December 31, 2012
Beginning of Period	$ 47,340.23
Plus: Net Income	$ (104,370.42)
Plus: Prior Period Adjustment	$ (932.50)
Plus: Member Contributions	$ 237,255.00
Less: Dividends Paid	0.00
PARTNERS' EQUITY END OF PERIOD	$ 179,292.31

The footnotes are an integral part of the financial statements.

5

Key West Investments, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2012

<u>2012</u>

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ (104,370.42)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(410.25)
Depreciation and Amortization	1,949.00
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	(33,708.85)
Accounts Receivable	(6,319.88)
Other	0.62
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(95.36)
Accrued Liabilities	2,923.37
Total Adjustments	(35,661.35)
Net Cash Provided By (Used in) Operating Activities	(140,031.77)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00

CASH FLOWS FROM FINANCING ACTIVITIES

Notes Payable Borrowings	2,020.00
Member Contributions	237,255.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	239,275.00

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	99,243.23
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	42,482.09
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 141,725.32

The footnotes are an integral part of the financial statements.

KEY WEST INVESTMENTS, LLC
Statement of Changes in Partner's Equity
For the Year-Ended December 31, 2012

	Beginning Balance	Contributions (Distributions)	Net Income(loss)	Total Ending Balance
Balance at January 1, 2012	$ 50,763	$ 122,678	$ (126,101)	$ 47,340
Net Loss of the year ended December 31, 2012	-	-	(104,370)	$ (104,370)
Capital Transactions	-	-	237,255	$ 237,255
Prior Period Adjustments	-	-	(933)	$ (933)
Balance at December 31, 2012	$ -	$ 122,678	$ 5,851	$ 179,292

The footnotes are an integral part of the financial statements.

KEY WEST INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Key West Investments, LLC.(the Company) was formed as a California corporation on December 31, 2008. The Company has adopted a calendar year.

Description of Business

The Company, located in Los Angeles, CA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer; additionally, the same provision exempts the firm from the computation of the reserve formula.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing affiliate with which it does business.

Depreciation

The Company uses the straight line method of depreciation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2012, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)2(ii), which provides that the firm will promptly submit funds to the clearing broker or investment company.

NOTE D – ACCRUED PAYABLE

The amount, $2,020, represented the liability due various vendors.

NOTE E – ACCRUED LIABILITIES

The amount, $7,929.43, represented the liability for payroll liabilities, FINRA renewal fee, and termination fees.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	0
Furniture and equipment	3 – 7 years		7,529
Leasehold improvements	7 years		0
			7,529
Less – accumulated depreciation			(3,095)
Total		$	4,434

Depreciation expense was $1,949 for the year December 31, 2012 and is included in the operating expenses in the accompanying statement of income.

NOTE G – ADVERTSING

The amount, $3,043.58, represents the advertising during the year. The amount was expensed as incurred.

NOTE H – RENT

The amount, $24,200, represents the rent incurred for the office space.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2012

Key West Investments, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2012

Computation of Net Capital

Total Partners' Equity:		$ 179,292.31
Nonallowable assets:		
Other	0.00	
Property & Equipment	4,434.22	(4,434.22)
Other Charges:		
Securities	4,860.61	
Haircuts	0.00	
Undue Concentration	0.00	(4,860.61)
Net allowable capital		$ 169,996.58

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 663.63
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 163,658.50

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 9,949.43
Percentage of aggregate indebtedness to net capital	5.85%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2012	$ 142,559.00
Adjustments:	
Change in Equity (Adjustments)	(3,359.00)
Change in Non-Allowable Assets	35,657.00
Change in Haircuts	4,861.00
Change in Undue Concentration	0.00
NCC per Audit	168,996.00
Reconciled Difference	$ (0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Wed Bush.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2012	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2012	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 20, 2013

Board of Directors
Key West Investments, LLC
33 E. Valley Blvd Suite 201
Alhambra, CA 91801

In planning and performing my audit of the financial statements and supplemental schedules of
Key West Investments, LLC for the year ended December 31, 2012, I considered its internal
control, in order to determine my auditing procedures for the purpose of expressing my opinion
on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting
> functions. Accordingly, there is no segregation of duties. Due to
> the size of the Company, management does not feel it is cost-
> effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr. CPA

Edward Richardson, Jr., CPA